Exhibit 99.5

NICE inContact Introduces CXone – the World’s No. 1 Cloud Customer
Experience Platform

CXone is a fully-integrated and open cloud contact center platform combining the industry’s leading Omnichannel Routing with the formost technologies in Workforce Optimization, Analytics,
Automation and Artificial Intelligence

Hoboken, N.J., July 31, 2017 – The world’s No. 1 cloud customer experience platform is here. NICE (Nasdaq:NICE) announced today the launch of NICE inContact CXone™, the cloud platform that empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations.

CXone provides extensive functionality that meets the needs of organizations of all sizes by combining best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence. CXone runs on AWS, utilizing microservices, and is based on an open, cloud native foundation, which provides full elasticity, rapid turn up and unparalleled reliability. Furthermore, CXone includes hundreds of APIs and enables integrations with dozens of partner solutions as well as customer-specific extensions, creating a broad technology ecosystem that extends its capabilities.

Organizations migrating to CXone will now benefit from capabilities available only in a true unified cloud platform. They can now:

•	Increase and reduce size with full elasticity to address immediate operational needs in a pay as you go model
•	Focus their energy on customer experience innovation rather than on infrastructure integrations
•	Connect customer journeys in a highly personalized way across all channels
•	Turn smart, state-of-the-art analytics insight into results in real time
•	Unlock employee potential, and engage, motivate, and optimize the workforce
•	Streamline processes and interactions using machine learning, artificial intelligence, and robotic automation

CXone provides organizations with a clear and easy migration path from legacy on-premises and hosted solutions to a full, cloud native environment. This can be done at their own pace and while protecting existing investments.

Barak Eilam, CEO, NICE:
“In today’s demanding environment, business as usual is no longer an option. Organizations are expected to constantly evolve and transform themselves to meet consumer demands. Using outdated technologies that require extreme integration efforts and long upgrade cycles cannot address the current demands of the market.

“With NICE inContact CXone, organizations can now focus on day-to-day customer experience innovations rather than investing their energy in infrastructure integrations. The CXone platform allows them to rapidly and dynamically adapt their customer experience programs, act smarter to deliver a personalized journey across channels and touch points, and respond faster due to the agility of the platform’s cloud infrastructure. These will be the key attributes of today’s and tomorrow’s industry leaders.

“CXone is the outcome of the work of hundreds of engineers from NICE, inContact, and Nexidia, working together to merge the best and most advanced technologies into one cloud platform from one vendor.”

NICE inContact CXone offers a unique set of capabilities, now available for the first time as part of a single true cloud platform:

Complete, best-in-class cloud customer experience solutions

•	Unified, enterprise-grade cloud native contact center applications, running on AWS, including Omnichannel Routing, Omnichannel Analytics, Recording, Workforce Management and Quality Management

•	Integrated Analytics and AI capabilities, including Interaction Analytics, Desktop Analytics, Customer Journey Analytics and VOC Analytics

•	Real-time interactions routing based on customer intent and employee persona, allowing personalized customer experiences

•	Powerful Real-Time capabilities including real-time insight, employee guidance, and Real-Time Authentication

A single cloud native platform

•	Full scalability and elasticity – grow or reduce your business as needed by paying as you go, based on what you use

•	Fast turn ups – average of 60 days to be up and running

•	Automatic upgrades – always be on the “latest and greatest” release

•	DR and Redundancy – 99.99% guaranteed availability

•	Integrated voice infrastructure and monitoring with the industry’s only voice service level agreement (SLA)

•	Open and extensible with over 250 APIs and 65 development partners

A clear migration path

•	Protect current investment – by combining on-premises and cloud native solutions in one platform

•	A powerful roadmap to transform your business to full cloud native infrastructure

A platform delivered by the industry leader

•	World’s most cloud native contact center and WFO revenue and deployments

•	Six billion interactions delivered in the cloud annually

•	Over 200,000 agents in the cloud

•	Serving 85 of the Fortune 100 companies

•	Recognized by industry analysts as the No. 1 provider of CCaaS, WFO, and Analytics solutions

•	Extensive professional services expertise and experience migrating customers to our cloud native customer experience platform, including specialized enterprise services

To learn more about CXone, please visit www.nice.com/cxone

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.